Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters subject to the vote at general meetings of the Company. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing eight of our Class A ordinary shares, are listed on Nasdaq in the United States under the symbol BIDU.

Baidu, Inc.

百度集團股份有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Codes: 9888 (HKD counter) and 89888 (RMB counter))

VOLUNTARY ANNOUNCEMENT

BAIDU TO PURSUE VOLUNTARY CONVERSION TO

DUAL-PRIMARY LISTING ON THE MAIN BOARD OF

THE STOCK EXCHANGE OF HONG KONG LIMITED

Baidu, Inc. (“Baidu” or the “Company”) today announced that the board of directors of the Company (the “Board”) approved a motion to pursue the voluntary conversion to dual-primary listing (the “Primary Conversion”) on The Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) pursuant to the Hong Kong Stock Exchange’s guidance letter HKEX-GL112-22. The Primary Conversion is expected to become effective within this year. The Board also authorized the Company’s management to proceed with the relevant preparatory work and undertake the necessary procedures to complete the Primary Conversion. After the Primary Conversion, the Company will become a dual-primary listed company on The Main Board of the Hong Kong Stock Exchange and The Nasdaq Global Select Market, and its Class A ordinary shares and American depositary shares will continue to be traded on both stock exchanges (as the case may be) and remain mutually fungible.

The Primary Conversion is conditional upon and subject to, among other things, market conditions and the obtaining of the necessary regulatory approvals. The Company will make further announcement(s) to disclose any material updates and progress with respect to the Primary Conversion in accordance with applicable laws and regulations as and when appropriate. This announcement is for information purposes only and does not constitute, or form part of, any invitation or offer to acquire, purchase or subscribe for any securities of the Company. Shareholders and potential investors should exercise caution when dealing in the securities of the Company.

By order of the Board
Baidu, Inc.
Mr. Robin Yanhong Li
Chairman of the Board
and Chief Executive Officer

Hong Kong, July 16, 2026

As at the date of this announcement, the board of directors of the Company comprises Mr. Robin Yanhong Li as director, and Mr. Yuanqing Yang, Mr. Jixun Foo, Ms. Sandy Ran Xu and Ms. Xiaodan Liu as independent directors.